File No. 70-8515

                    UNITED STATES OF AMERICA
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549



Application of Northeast Utilities  )  CERTIFICATE PURSUANT TO RULE 24
et al. on Form U-1                  )  UNDER THE PUBLIC UTILITY HOLDING
                                    )  COMPANY ACT OF 1935

     Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, as amended (the "Act"), Northeast Utilities ("NU"), a registered holding company under the Act, certifies that the transactions as proposed in the Application/Declaration to the Commission on Form U-1 (File No. 70-8515) and authorized by order of the Commission in Public Utility Holding Company Act Release No. 35-26204, dated December 28, 1994, (the "Order") have been carried out in accordance with the terms and conditions of and for the purposes stated in the Application/Declaration and of the Commission's order with respect thereto.

     Specifically, NU's "Participating Subsidiaries", as defined in the Order, issued 23,614 of NU's Common Shares, $5.00 par value, between January 1996 and January 2001, for purposes of providing incentive compensation to certain of their employees engaged in nuclear operations.

     Attached is the "past tense" opinion of counsel required by paragraph
(2) of Instruction F As to Exhibits of Form U-1.

                            SIGNATURE


     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.


NORTHEAST UTILITIES


/s/ Randy A. Shoop
Randy A. Shoop
Assistant Treasurer - Finance
Northeast Utilities
P.O. Box 270
Hartford, CT 06141-0270

Dated: October 6, 2004